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                              April 20, 2023

       Christiana Obiaya
       Chief Executive Officer
       Heliogen, Inc.
       130 West Union Street
       Pasadena, CA 91103

                                                        Re: Heliogen, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 6, 2023
                                                            File No. 333-271170

       Dear Christiana Obiaya:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed April 6, 2023

       General

   1. Please revise to clarify the transactions being registered pursuant to this registration statement. For example,
the prospectus cover page indicates that the resale includes up to
                                                        8,333,333 shares of
common stock issuable upon the exercise of 8,333,333 public
                                                        warrants. However, the
resale of these shares is not included in the Selling Securityholders table, and the
registered resale of such shares also does not appear to be consistent with the Initial
Registration Statement referenced in the Explanatory Note.
   2. It appears that the aggregate market value of the shares of your common stock held by non-affiliates during
the 60 days prior to April 6, 2023, did not exceed the $75 million threshold that General
Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating
your ability to use Form S-3 pursuant to General Instruction
 Christiana Obiaya
Heliogen, Inc.
April 20, 2023
Page 2
      I.B.1. Alternatively, if you are relying on General Instruction I.B.6 for S-3 eligibility, please include the information required pursuant to Instruction 7 to General Instruction
      I.B.6.
3. We note your legal opinion filed as Exhibit 5.1 to your registration statement opines only upon the legality of common stock, preferred stock, debt securities and warrants. Please obtain and file a revised legality opinion that opines upon the legality of all securities to be offered under the registration statement, and that also references the maximum aggregate offering amount of the shelf offering. For example, we note that the legality opinion does not opine upon the legality of the rights and units included in the shelf offering, or the securities to be offered for resale.
4.    We note the auditor   s consent included in Exhibit 23.1 makes reference
to the company   s
      annual report on Form 10-K for the year ended December 31, 2021. Please file a revised auditor's consent that makes reference to the proper annual report. In that regard, we note that the audit report is included in the annual report on Form 10-K for the year ended
      December 31, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                             Sincerely,
FirstName LastNameChristiana Obiaya
                                                             Division of
Corporation Finance
Comapany NameHeliogen, Inc.
                                                             Office of Energy &
Transportation
April 20, 2023 Page 2
cc:       John-Paul Motley
FirstName LastName